     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1995

                                                       REGISTRATION NO. 33-.....
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                      UNION TEXAS PETROLEUM HOLDINGS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   DELAWARE                                     76-0040040
       (STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
        INCORPORATION OR ORGANIZATION)                    IDENTIFICATION NUMBER)

                            1330 POST OAK BOULEVARD
                              HOUSTON, TEXAS 77056
                                 (713) 623-6544
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             NEWTON W. WILSON, III
          GENERAL COUNSEL, VICE PRESIDENT-ADMINISTRATION AND SECRETARY
                            1330 POST OAK BOULEVARD
                              HOUSTON, TEXAS 77056
                                 (713) 623-6544
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                             ---------------------

                                   Copies to:

        MARK ZVONKOVIC            EDWARD SONNENSCHEIN, JR.             JOHN B. TEHAN
    CHRISTINE B. LAFOLLETTE           LATHAM & WATKINS          SIMPSON THACHER & BARTLETT
    ANDREWS & KURTH L.L.P.     633 WEST 5TH STREET, SUITE 4000      425 LEXINGTON AVENUE
     425 LEXINGTON AVENUE       LOS ANGELES, CALIFORNIA 90071    NEW YORK, NEW YORK 10017
   NEW YORK, NEW YORK 10017            (213) 485-1234                 (212) 455-2000
        (212) 850-2800

                             ---------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of the Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

                        CALCULATION OF REGISTRATION FEE


- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------
                                                                       PROPOSED
                                                       PROPOSED        MAXIMUM
                                                       MAXIMUM        AGGREGATE
      TITLE OF EACH CLASS OF         AMOUNT TO BE   OFFERING PRICE     OFFERING       AMOUNT OF
    SECURITIES TO BE REGISTERED     REGISTERED(1)    PER SHARE(2)      PRICE(2)    REGISTRATION FEE
- ---------------------------------------------------------------------------------------------------
Common Stock, par value
  $.05 per share...................    11,500,000       $23.00       $264,500,000      $91,208
- ---------------------------------------------------------------------------------------------------
- ---------------------------------------------------------------------------------------------------


(1) Includes 1,500,000 shares covered by the over-allotment options.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c) of the Securities Act of 1933, based on the average high and low prices per share of the registrant's Common Stock on April 19, 1995, as reported by the consolidated reporting system of the New York Stock Exchange.
                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement contains two forms of prospectus: one to be used in connection with a United States offering (the "U.S. Prospectus") and one to be used in connection with a concurrent international offering (the "International Prospectus"). The U.S. Prospectus and the International Prospectus will be identical in all respects except that they will contain different front and back cover pages and different descriptions of the plan of distribution under the caption "Underwriting" and the International Prospectus will contain an additional section under the caption "Certain United States Tax Consequences to Non-U.S. Holders." The U.S. Prospectus is included herein and is followed by those pages to be used in the International Prospectus which differ from, or are in addition to, those in the U.S. Prospectus. Each of the pages for the International Prospectus included herein has been labeled "Alternate Page for International Prospectus."

     If required pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended, ten copies of each of the prospectuses in the forms in which they are used after the Registration Statement becomes effective will be filed with the Securities and Exchange Commission.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


PROSPECTUS                 SUBJECT TO COMPLETION                         [LOGO]
                                 APRIL 21, 1995

10,000,000 SHARES
UNION TEXAS PETROLEUM HOLDINGS, INC.

COMMON STOCK
($.05 PAR VALUE)

The shares of Common Stock, $.05 par value per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc. (the "Company") offered hereby (the "Shares") are being sold by the Selling Shareholder. See "Selling Shareholder and Principal Shareholder." The Company will not receive any of the proceeds from the sale of the Shares offered hereby. Upon completion of the Offerings (as defined below), the Selling Shareholder will hold approximately 27% (or 25%, if the Underwriters exercise their over-allotment options in full) of the Company's outstanding Common Stock.

Of the Shares being offered, 8,000,000 shares are being offered hereby in the United States and Canada (the "U.S. Offering") and 2,000,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and collectively with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and Underwriting Discount per Share will be identical for the U.S. Offering and the International Offering. See "Underwriting." The closing of the U.S. Offering and the International Offering are conditioned upon each other.

The Common Stock is listed on the New York Stock Exchange under the symbol "UTH." On April 20, 1995, the last reported sale price of the Common Stock on the New York Stock Exchange Composite Transactions Tape was $23 3/8 per share. See "Market and Dividend Information."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ---------------------------------------------------------------------------------------------
                                                                               PROCEEDS TO
                                       PRICE TO            UNDERWRITING        SELLING
                                       PUBLIC              DISCOUNT            SHAREHOLDER(1)
Per Share............................  $                   $                   $
Total(2).............................  $                   $                   $
- ---------------------------------------------------------------------------------------------


(1) Estimated expenses of $700,000 will be payable by the Company pursuant to its obligations under a registration agreement with the Selling Shareholder. See "Selling Shareholder and Principal Shareholder."

(2) The Selling Shareholder has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 1,500,000 additional shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Shareholder will be
    $          , $          and $          , respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York, or through the facilities of The
Depository Trust Company, on or about May   , 1995.
SALOMON BROTHERS INC
                   CS FIRST BOSTON
                                      GOLDMAN, SACHS & CO.
                                                    MERRILL LYNCH & CO.
The date of this Prospectus is May   , 1995.

                             AVAILABLE INFORMATION

     Union Texas Petroleum Holdings, Inc. is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60601. Copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. In addition, the Company's Common Stock is listed on the New York Stock Exchange and the Pacific Stock Exchange, and the Company's 8.25% Senior Notes due 1999 are listed on the New York Stock Exchange. The Company's reports, proxy statements and other information filed under the Exchange Act may also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005 and the Pacific Stock Exchange, 301 Pine Street, San Francisco, CA 94104.

     The Company has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement, and to the exhibits and schedules filed therewith. All of these documents may be inspected without charge at the Commission's principal office in Washington, D.C., and copies thereof may be obtained from the Commission at the prescribed rates or may be examined without charge at the public reference facilities of the Commission.
                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission (File No. 1-9019) pursuant to the Exchange Act are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

          (2) The Company's Current Reports on Form 8-K dated January 20, 1995, February 7, 1995, February 22, 1995, March 16, 1995, March 17, 1995 and
     April 10, 1995;

          (3) The description of the Company's Common Stock, which is contained in the Registration Statement on Form 8-A dated August 6, 1987, filed by the Company to register such securities under Section 12 of the Exchange Act, as amended by amendments on Form 8 dated September 16, 1987, September 21, 1987 and September 24, 1987; and

          (4) All other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby.

     Any statement contained in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified shall not be deemed to constitute a part of this Prospectus except as so modified, and any statement so superseded shall not be deemed to constitute part of this Prospectus.

     The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, upon the request of any such person, a copy of any or all documents which are incorporated herein by reference, other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be directed to the Company, at its principal executive offices at 1330 Post Oak Boulevard, Houston, TX 77056,
Attention: Corporate Secretary, telephone (713) 623-6544.

     Quantities of natural gas are expressed in this Prospectus in terms of thousand cubic feet ("Mcf"), million cubic feet ("MMcf") or billion cubic feet ("Bcf"). Oil is quantified in terms of barrels ("Bbls"). Gas is converted into a barrel of oil equivalent ("boe") based on 5.8 Mcf of gas to one barrel of oil.

                            ------------------------

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK AND PACIFIC STOCK EXCHANGES OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus. As used herein, the "Company" means Union Texas Petroleum Holdings, Inc. and its subsidiaries unless the context requires otherwise. The address and telephone number of the Company's principal executive offices are 1330 Post Oak Boulevard, Houston, Texas 77056, (713) 623-6544. Unless indicated otherwise, the information contained in this Prospectus assumes that the Underwriters' over-allotment options are not exercised.

THE COMPANY

     The Company, the successor to a corporation founded in 1896, is an independent (non-integrated) oil and gas company with worldwide operations. At December 31, 1994, the Company had proved oil and gas reserves of 411 million boe. The Company's average net daily oil and gas production during 1994 and the first three months of 1995 was approximately 48,000 Bbls and 421 MMcf and 50,000 Bbls and 473 MMcf, respectively. All of the Company's oil and gas producing activities are presently conducted outside of the U.S., primarily in the U.K. sector of the North Sea, Indonesia and Pakistan. Approximately 90% of the Company's oil and gas revenues are indexed to world crude oil prices. The Company also owns an interest in and operates a U.S.-based petrochemicals business, which includes a 41.67% interest in a plant with a gross capacity to produce approximately 1.2 billion pounds of ethylene annually.

     The Company's strategic focus is to build shareholder value through developing its core holdings, conducting an active exploration program, pursuing oil and gas acquisition opportunities and continuing to control costs. The Company's current exploration activity includes interests in Alaska, Argentina, Tunisia, Vietnam, Ireland, the U.K., Italy, Pakistan and eastern Indonesia. Also, as part of its growth strategy, the Company has recently acquired an interest in the Britannia field, the largest undeveloped natural gas and condensate field in the U.K. North Sea.

     Capital expenditures (which exclude capitalized interest and acquisition costs) by the Company in 1994 totaled $131 million. Capital expenditures for 1995 are estimated to be $212 million, of which approximately one-third is allocated to exploration activities.

     U.K. North Sea Operations. The Company's principal properties in the U.K. North Sea are interests in the Piper, Claymore, Scapa, Saltire and Chanter oil fields, in each of which the Company owns a 20% working interest, and the Sean gas fields, in which the Company owns a 25% working interest. Major development projects undertaken by the Company at the Piper and Saltire fields were substantially completed in 1993. The Company's net daily production from the Piper and Claymore blocks averaged approximately 38,000 boe in 1994 as compared to 28,300 boe in 1993 and 13,200 boe in 1992.

     In November 1994, the Company acquired a 9.42% interest in the Britannia field for L100.6 million (approximately $159 million). The Company's share of total development costs for Britannia, at current exchange rates, is estimated to be approximately $200 million, with initial production expected in late 1998. At year-end 1994, the Company recorded 38 million boe of proved undeveloped reserves associated with this acquisition.

     Indonesia Operations. The Company's Indonesian activities consist primarily of its 37.81% working interest in a joint venture that produces natural gas and, to a lesser extent, oil and condensate from several fields in East Kalimantan, Indonesia. The natural gas is converted into liquefied natural gas ("LNG") at the Indonesian-owned LNG plant at Bontang Bay and is sold under contracts at prices that are based on a "basket" of world crude oil prices. In 1994, shipments from this plant were 247 cargoes (108 Bcf net to the Company). The Company holds its interests in this joint venture both directly through a wholly owned subsidiary and indirectly through Unimar Company ("Unimar"), a 50/50 partnership with a subsidiary of a U.K. company, LASMO plc.

     Pakistan Operations. The Company also participates through a joint venture in Pakistan for the exploration and production of oil and gas with working interests of 30% and 25.5% in the currently producing fields. The Company is operator of the joint venture which produced approximately one-third of Pakistan's total domestic oil output in 1994.

     Petrochemicals Business. In the United States, the Company operates the Geismar ethylene plant near Baton Rouge, Louisiana, in which it owns a 41.67% interest. The plant has the gross capacity to produce approximately 1.2 billion pounds of ethylene annually. Improved ethylene margins during the last six months of 1994 had a positive impact on the Company's cash flow and net income. By December 1994, margins had risen to approximately 12 cents per pound, up from about 1 cent at the beginning of the year. The Company's ethylene margins averaged 6 cents per pound for the full year 1994. During the first quarter of 1995, ethylene margins averaged 16 cents per pound.

THE OFFERINGS

Common Stock offered by the Selling Shareholder:
  United States Offering........................   8,000,000 shares
  International Offering........................   2,000,000 shares
          Total(1)..............................   10,000,000 shares
Common Stock to be outstanding before and after
  the Offerings(2)..............................   87,666,148 shares
NYSE symbol for the Common Stock................   UTH
Use of Proceeds.................................   The Shares are being offered by the
                                                   Selling Shareholder. The Company will not
                                                   receive any of the proceeds.

- ------------

(1) Does not include up to 1,500,000 shares of Common Stock which may be sold by the Selling Shareholder pursuant to the Underwriters' over-allotment options. See "Underwriting."

(2) Based upon outstanding shares as of March 31, 1995 and exclusive of up to 3,499,788 shares issuable on the exercise of stock options in connection with employee benefit plans. See "Capitalization" and "Management Developments."

SELLING SHAREHOLDER AND PRINCIPAL SHAREHOLDER

     The Common Stock is being offered on behalf of two limited partnerships, Petroleum Associates, L.P. and KKR Partners II, L.P. (the "KKR Partnerships" or, collectively, the "Selling Shareholder"), both of which are affiliated with Kohlberg Kravis Roberts & Co. ("KKR"). Following the Offerings and assuming no exercise of the over-allotment options, the Selling Shareholder will own 23,333,334 shares of Common Stock, representing approximately 27% of the outstanding Common Stock. The KKR Partnerships and their general partners will continue to be able to exercise effective control over the Company through their representation on the Board of Directors of the Company (the "Board") and by reason of their substantial voting power with respect to the election of directors and actions submitted to a vote of stockholders. See "Selling Shareholder and Principal Shareholder."

SUMMARY FINANCIAL DATA

     The following summary financial data for the three years ended December 31, 1994, has been derived from the consolidated financial statements of the Company and should be read in conjunction with the consolidated financial statements and notes thereto incorporated herein by reference and "Capitalization," "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The financial information presented below for the three-month periods ended March 31, 1994 and 1995, reflects all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's consolidated results of operations and financial position for such periods. The information shown for the three-month periods is not necessarily indicative of full year results.

                                                                                                       THREE MONTHS ENDED
                                                                 YEARS ENDED DECEMBER 31,                   MARCH 31,
                                                            -----------------------------------       ---------------------
                                                             1992          1993          1994          1994          1995
                                                            -------       -------       -------       -------       -------
                                                                         (IN MILLIONS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
  Total revenues.........................................   $   714       $   697       $   770       $   201       $   246
  Net income before extraordinary items and the
    cumulative effect of changes in accounting
    principles...........................................       110            31            67            27            47
  Net income(a)..........................................        14            27            67            27            47
  Net income (loss) applicable to common
    stockholders(a)......................................       (17)           27            67            27            47
  Share data:
  Net income (loss) per share of common stock............      (.26)          .31           .76           .30           .53
  Common stock dividends per share.......................       .20           .20           .20           .05           .05
  Average number of shares outstanding...................      85.8          87.2          87.6          87.7          87.6
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents..............................   $   101       $    18       $     8       $    11       $    14
  Total assets...........................................     1,581         1,339         1,545         1,324         1,564
  Total debt.............................................       483           450           538           443           510
  Redeemable preferred stock.............................        75            --            --            --            --
  Stockholders' equity...................................       269           281           349           305           403
CASH FLOW DATA:
  Net cash provided by operating activities..............   $   241       $   191       $   215       $    47       $    61
  Capital expenditures(b)................................       308           192           131            23            34

- ------------

(a) In 1992, the Company recognized a $76 million charge for the cumulative effect of adopting two new accounting standards and an extraordinary loss of $20 million as a result of the early redemption of debt.

(b) Capital expenditures include the Company's proportional share of such expenditures through Unimar, an equity partnership.

SUMMARY OPERATING INFORMATION

     The following summary of operating information has been derived from the supplementary oil and gas data to the Company's consolidated financial statements and other records of the Company and should be read in conjunction with such data in the Company's consolidated financial statements incorporated herein by reference.

     The proved reserves and production statistics for the Company set forth below and elsewhere in this Prospectus are net of royalties and operating interests owned by others, unless otherwise indicated. Gas is converted into a boe based on 5.8 Mcf of gas to one barrel of oil.

                                                                                                AT DECEMBER 31,
                                                                                         ------------------------------
                                                                                          1992        1993        1994
                                                                                         ------      ------      ------
NET PROVED DEVELOPED AND UNDEVELOPED OIL AND GAS RESERVES:
  Crude oil, including condensate and natural gas liquids (millions of barrels)
    United Kingdom.....................................................................      76          69          74
    Indonesia..........................................................................      13          18          19
    Pakistan...........................................................................       6           5           4
    Equity Partnership.................................................................       5           6           7
                                                                                         ------      ------      ------
      Total............................................................................     100          98         104
                                                                                          =====       =====       =====
  Natural gas (billion cubic feet)
    United Kingdom.....................................................................      90         139         320
    Indonesia..........................................................................     798       1,009         973
    Pakistan...........................................................................     101         102          98
    Equity Partnership.................................................................     295         389         385
                                                                                         ------      ------      ------
      Total............................................................................   1,284       1,639       1,776
                                                                                          =====       =====       =====
NET PROVED DEVELOPED OIL AND GAS RESERVES:
  Crude oil, including condensate and natural gas liquids (millions of barrels)
    United Kingdom.....................................................................      25          34          57
    Indonesia..........................................................................      12          15          17
    Pakistan...........................................................................       3           3           3
    Equity Partnership.................................................................       5           5           7
                                                                                         ------      ------      ------
      Total............................................................................      45          57          84
                                                                                          =====       =====       =====
  Natural gas (billion cubic feet)
    United Kingdom.....................................................................      75         131         149
    Indonesia..........................................................................     725         785         813
    Pakistan...........................................................................      35          39          52
    Equity Partnership.................................................................     267         300         321
                                                                                         ------      ------      ------
      Total............................................................................   1,102       1,255       1,335
                                                                                          =====       =====       =====


                                                                                                               THREE
                                                                                                               MONTHS
                                                                                                                ENDED
                                                                            YEARS ENDED DECEMBER 31,           MARCH 31,
                                                                         -------------------------------       --------
                                                                          1992        1993        1994           1995
                                                                         -------     -------     -------       --------
AVERAGE NET PRODUCTION PER DAY:
  Crude oil, including condensate (thousands of barrels)
    United Kingdom(a)..................................................       13          27          35            37
    Indonesia..........................................................        5           6           6             6
    Pakistan...........................................................        5           5           5             5
    Equity Partnership.................................................        2           2           2             2
                                                                         -------     -------     -------       -------
        Total(b).......................................................       25          40          48            50
                                                                          ======      ======      ======        ======
  Natural gas (million cubic feet)
    United Kingdom(a)..................................................        7           8          24            44
    Indonesia(c).......................................................      244         242         266           290
    Pakistan...........................................................       39          43          43            43
    Equity Partnership(c)..............................................       81          80          88            96
                                                                         -------     -------     -------       -------
        Total..........................................................      371         373         421           473
                                                                          ======      ======      ======        ======
AVERAGE SALES PRICE:
  Crude oil, including condensate (dollars per barrel)
    United Kingdom(a)..................................................  $ 18.47     $ 15.10     $ 14.99       $ 16.34
    Indonesia..........................................................    20.69       17.26       15.78         17.28
    Pakistan...........................................................    16.32       15.04       13.43         14.62
    Equity Partnership.................................................    20.69       17.26       15.78         17.28
  Natural gas (dollars per thousand cubic feet)
    United Kingdom(a)..................................................     3.69        2.49        2.57          3.01
    Indonesia(c).......................................................     3.22        3.00        2.72          2.94
    Pakistan...........................................................     1.09        1.26        1.07          1.30
    Equity Partnership(c)..............................................     3.22        3.00        2.72          2.94

- ------------

(a) Includes Piper activity beginning early 1993 and Saltire and Chanter activity beginning in the middle of 1993.

(b) Excludes natural gas liquids production of 1,000, 2,000, 3,000 and 3,000 barrels per day for 1992, 1993, 1994 and the three months ended March 31, 1995, respectively.

(c) Includes gas consumed in the operation of the liquefied natural gas plant in the Company's Indonesian joint venture.

                                USE OF PROCEEDS

     All of the shares of Common Stock offered hereby are being offered by the Selling Shareholder. The Company will not receive any of the proceeds of the Offerings.

                 SELLING SHAREHOLDER AND PRINCIPAL SHAREHOLDER

     All of the shares of Common Stock offered hereby are being sold by the KKR Partnerships (which are referred to in this Prospectus as a single shareholder, the "Principal Shareholder"). Petroleum Associates, L.P. and KKR Partners II, L.P., currently hold 33,047,334 shares and 286,000 shares, respectively, or approximately 38% in the aggregate of the outstanding shares of Common Stock. Shares sold in each of the U.S. Offering and the International Offering, including shares sold pursuant to any exercise of the over-allotment options, will be sold by each of the KKR Partnerships in proportion to the amount of their holdings. Following the Offerings, the Selling Shareholder will hold approximately 27% of the outstanding shares of Common Stock (assuming no exercise of the over-allotment options).

     As a result of the KKR Partnerships' stock ownership of the Company, the KKR Partnerships and their general partners will continue to be able to exercise effective control over the Company, through their representation on the Board and by reason of their substantial voting power with respect to the election of directors and actions requiring stockholder approval. KKR Associates, the sole general partner of the KKR Partnerships, is a limited partnership of which Henry
R. Kravis, George R. Roberts, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr., Edward A. Gilhuly (each a director of the Company), Robert I. MacDonnell, Paul E. Raether, Michael T. Tokarz, Perry Golkin, Clifton S. Robbins and Scott Stuart are the general partners. See "Description of Capital Stock."

     The KKR Partnerships and the Company are parties to a consulting agreement (the "Consulting Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part. Such Consulting Agreement provides for the payment to KKR by the Company of an annual fee for financial advisory services. In 1992, 1993 and 1994, KKR was paid approximately $465,000, $512,000 and $563,000, respectively. The Company will remain obligated to pay these fees until such time as the KKR Partnerships shall own less than 20% of the shares of Common Stock outstanding. In addition, each non-employee director of the Company, including the directors affiliated with KKR, receives $40,000 per annum for serving on the Board.

     During 1992, the Company completed a financial restructuring through a series of transactions that significantly streamlined its capital structure and reduced its financing costs. Included in such transactions was the redemption for $300 million of all its outstanding warrants to purchase Common Stock, $145 million of which was received by the Selling Shareholder. Such warrants were redeemed with funds borrowed under the Company's then-existing credit facility. Pursuant to the sale in 1991 of certain U.S. businesses of the Company, the KKR Partnerships were indemnified as affiliates of the Company by the buyers in such transactions.

     The KKR Partnerships have agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into shares of Common Stock for 90 days after the date of this Prospectus, without the consent of the representatives of the Underwriters. In addition, the Company has agreed with the Underwriters not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into shares of Common Stock, except in connection with stock options or other incentive benefit plans, for 90 days after the date of this Prospectus without the consent of the representatives of the Underwriters. See "Underwriting."

     The Company and the Principal Shareholder entered into an agreement dated as of September 30, 1987 (the "Registration Agreement"), a copy of which is incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part, pursuant to which the Company agreed to register the offer and sale of shares of Common Stock held by the Selling Shareholder, including the shares of Common Stock offered hereby, under the Securities Act, and the Selling Shareholder and the Company agreed to indemnify each other against certain liabilities, including liabilities under the

Securities Act in connection with the sale of the shares pursuant to the Registration Agreement, and to contribute to payments that they may be required to make in respect thereof. Pursuant to the Registration Agreement, the Selling Shareholder is required to pay the underwriting discounts and commissions and transfer taxes, if any, associated with the Offerings, and the Company is required to pay substantially all expenses directly associated with the Offerings, including, without limitation, the cost of registering the shares offered hereby, including applicable registration and filing fees, printing expenses, certain underwriting expenses and applicable expenses for legal counsel and accountants incurred by the Company or the Selling Shareholder.

     Certain executive officers and key employees have registration rights with respect to shares of the Company's Common Stock purchased pursuant to stock subscription agreements with the Company. These registration rights permit the purchasers to require the Company to seek to register a pro rata portion of their shares in the event that the Company seeks to register in a public offering some or all of the Common Stock owned by the Selling Shareholder. The executive officers and key employees have waived such registration rights in connection with the Offerings.

                        MARKET AND DIVIDEND INFORMATION

     The Common Stock of the Company is listed on the New York Stock Exchange (the "NYSE") and the Pacific Stock Exchange. The following table sets forth the range of high and low sale prices as reported on the NYSE Composite Transactions Tape during the periods indicated.

                                  PERIOD                                   HIGH       LOW
    -------------------------------------------------------------------   ------     ------
    1992
      First Quarter....................................................   $20 7/8    $16 7/8
      Second Quarter...................................................    18 3/4     15 5/8
      Third Quarter....................................................    18 7/8     16
      Fourth Quarter...................................................    20 1/8     17 1/4
    1993
      First Quarter....................................................   $24 7/8    $17 7/8
      Second Quarter...................................................    26 1/8         21
      Third Quarter....................................................    27 1/2     22 1/2
      Fourth Quarter...................................................    26 1/2         19
    1994
      First Quarter....................................................   $22        $16 5/8
      Second Quarter...................................................    20 1/8     16 1/4
      Third Quarter....................................................    20 3/8     17
      Fourth Quarter...................................................    21 7/8     18 1/8
    1995
      First Quarter....................................................   $23 1/8    $18 1/4
      Second Quarter (through April 20, 1995)..........................    23 7/8     22 1/2

     The last reported sale price of the Common Stock on the NYSE on April 20, 1995, was $23 3/8 per share.

     Holders of Common Stock are entitled to receive cash dividends when declared by the Board out of funds legally available. Beginning with the second quarter of 1988, the Company has paid regular quarterly dividends on the Common Stock of $.05 per share each quarter. On April 13, 1995, the Company announced a dividend of $.05 per share on the Common Stock to stockholders of record as of April 28, 1995, payable on May 15, 1995. The timing and amount of future dividends will depend upon the Company's earnings and cash requirements and other factors deemed relevant by the Board. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity" and "Description of Capital Stock" for certain restrictions imposed by the Company's credit facilities upon the Company with respect to the payment of dividends on the Common Stock.

                                  CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of March 31, 1995. The sale of the shares of the Common Stock in the Offerings by the Selling Shareholder will not affect the capitalization of the Company, other than the estimated expenses of approximately $700,000 that will be paid by the Company, which expenses are not reflected in the table. The following table should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated by reference in this Prospectus.

                                                                                    AT
                                                                                   MARCH
                                                                                    31,
                                                                                   1995
                                                                                   -----
                                                                                    (IN
                                                                                   MILLIONS)
    Debt(a)
      Short-term debt, including current maturities of long-term debt...........   $  74
      Long-term debt
         Credit facilities......................................................     207
         8.25% Senior Notes due 1999............................................     100
         8 3/8% Senior Notes due 2005...........................................     125
         Other..................................................................       4
                                                                                   -----
           Total debt...........................................................     510
                                                                                   -----
    Stockholders' equity
      Common stock, par value $.05 per share; 200,000,000 shares
         authorized(b)..........................................................       4
      Capital in excess of par value............................................      20
      Retained earnings.........................................................     437
      Treasury stock(c).........................................................      (3)
      Cumulative foreign exchange translation adjustment and other..............     (55)
                                                                                   -----
           Total stockholders' equity...........................................     403
                                                                                   -----
              Total capitalization..............................................   $ 913
                                                                                   =====

- ------------

(a) In April 1995, the Company issued an aggregate $75 million principal amount of 8 1/2% Senior Notes due 2007 pursuant to a public offering. The net proceeds from the offering were approximately $74.1 million, which the Company used to reduce indebtedness under its $350 million credit facility and its uncommitted and unsecured lines of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(b) As of March 31, 1995, there were 87,666,148 shares of Common Stock issued and outstanding. This amount does not reflect 3,499,788 shares issuable as of such date on the exercise of stock options granted by the Company in connection with employee benefit plans. See "Management Developments."

(c) At March 31, 1995, the Company held in treasury 163,135 shares of Common Stock at cost, including shares purchased under the Company's stock repurchase plan adopted in April 1994, which authorized the repurchase of up to 2,000,000 shares of Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Financial Condition and Liquidity."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial information has been derived from the consolidated financial statements of the Company for each of the three years in the period ended December 31, 1994, which statements have been audited by Price Waterhouse LLP, and the three-month periods ended March 31, 1994 and 1995. The information set forth below should be read in conjunction with the Company's consolidated financial statements and notes thereto incorporated herein by reference and "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The financial information presented below for the three-month periods ended March 31, 1994 and 1995, reflects all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the Company's consolidated results of operations and financial position for such periods. The information shown for the three-month periods is not necessarily indicative of full year results.

                                                                                                       THREE MONTHS ENDED
                                                                      YEARS ENDED DECEMBER 31,             MARCH 31,
                                                                   ------------------------------      ------------------
                                                                    1992        1993        1994        1994        1995
                                                                   ------      ------      ------      ------      ------
                                                                            (IN MILLIONS, EXCEPT PER SHARE DATA)
STATEMENT OF CONSOLIDATED INCOME DATA:
Revenues
  Sales and operating revenues...................................  $  669      $  682      $  748      $  194      $  240
  Interest income and other revenues.............................      32           6           2          --           1
  Net income of equity investee..................................      13           9          20           7           5
                                                                   ------      ------      ------      ------      ------
      Total......................................................     714         697         770         201         246
Costs and other deductions
  Product costs and operating expenses...........................     318         301         300          64          79
  Exploration expenses...........................................      67          94          53          13          16
  Depreciation, depletion and amortization.......................      77         243(b)      169          47          47
  Selling, general and administrative expenses...................      27          24          25           6           6
  Interest expense...............................................       4           6          11           1           5
  Preferred dividends of a subsidiary............................       2           2          --          --          --
  Other charges..................................................       6          --          --          --          --
                                                                   ------      ------      ------      ------      ------
Income (loss) before income taxes, extraordinary items and
  cumulative effect of changes in accounting principles..........     213          27         212          70          93
Provision for (benefit from) income taxes........................     103          (4)        145          43          46
                                                                   ------      ------      ------      ------      ------
Income before extraordinary items and cumulative effect of
  changes in accounting principles...............................     110          31          67          27          47
Extraordinary items(a)...........................................     (20)         --          --          --          --
Cumulative effect of changes in accounting principles............     (76)         (4)         --          --          --
                                                                   ------      ------      ------      ------      ------
Net income.......................................................  $   14      $   27      $   67      $   27      $   47
Net income (loss) applicable to common stockholders..............     (17)         27          67          27          47
                                                                   ======      ======      ======       =====      ======
Net income (loss) per share of common stock......................  $ (.26)     $  .31      $  .76      $  .30      $  .53
                                                                   ======      ======      ======       =====      ======
Common stock dividends per share.................................  $  .20      $  .20      $  .20      $  .05      $  .05
Average number of shares outstanding.............................    85.8        87.2        87.6        87.7        87.6
STATEMENT OF CASH FLOW DATA:
Net cash provided by operating activities........................  $  241      $  191      $  215      $   47      $   61
                                                                   ------      ------      ------      ------      ------
Cash flows from investing activities
  Additions to property, plant and equipment.....................    (296)       (144)       (300)        (37)        (27)
  Cash (required) provided by equity investee....................      29          20           9          (6)          8
  Cash (required) provided by sale of businesses, net............     (18)        (43)         (2)         (1)         (1)
                                                                   ------      ------      ------      ------      ------
  Net cash provided (required) by investing activities...........    (285)       (167)       (293)        (44)        (20)
                                                                   ------      ------      ------      ------      ------
Cash flows from financing activities
  Net proceeds from issuance of long-term notes..................      --          --          --          --         123
  Net proceeds (payments) from debt under the credit
    facilities...................................................     465          30          81          --        (119)
  Payment to settle long-term debt and capitalized lease
    obligations..................................................    (529)       (118)        (37)        (35)         --
  Redemption of Preferred Auction Rate Stock.....................      --         (75)         --          --          --
  Redemption of preferred stock and common stock warrants........    (500)         --          --          --          --
  Purchase of treasury stock.....................................      --          --          (6)         --          --
  Proceeds from issuance of treasury stock.......................      --          --           1          --          --
  Proceeds from issuance of common stock.........................       4          18          --          --          --
  Net proceeds (payments) from short-term borrowings.............       6          55          47          29         (36)
  Dividends paid.................................................     (47)        (17)        (18)         (4)         (4)
                                                                   ------      ------      ------      ------      ------
      Net cash provided (required) by financing activities.......    (601)       (107)         68         (10)        (36)
                                                                   ------      ------      ------      ------      ------
Net increase (decrease) in cash and cash equivalents.............  $ (645)     $  (83)     $  (10)     $   (7)     $    5
                                                                   ======      ======      ======       =====      ======

- ------------

See accompanying notes.
                                             (Table continued on following page)

                                                                                                        THREE MONTHS ENDED
                                                                    YEARS ENDED DECEMBER 31,                MARCH 31,
                                                                ---------------------------------      --------------------
                                                                 1992         1993         1994         1994         1995
                                                                -------      -------      -------      -------      -------
                                                                                       (IN MILLIONS)
SELECTED BALANCE SHEET DATA:
  Cash and cash equivalents...................................  $   101      $    18      $     8      $    11      $    14
  Property, plant and equipment (net).........................    1,199        1,089        1,286        1,064        1,295
  Total assets................................................    1,581        1,339        1,545        1,324        1,564
  Total debt..................................................      483          450          538          443          510
  Redeemable preferred stock..................................       75           --           --           --           --
  Stockholders' equity........................................      269          281          349          305          403

- ------------

(a) In 1992, the Company recognized a $76 million charge for the cumulative effect of adopting two new accounting standards and an extraordinary loss of $20 million as a result of the early redemption of debt.

(b) During 1993, the Company recorded a non-cash charge to depreciation, depletion and amortization of $103 million pretax ($48 million after-tax) for the write-down of its investment in the U.K. North Sea's Piper field.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial statements and notes contained in the Company's 1994 Annual Report on Form 10-K, and condensed financial statements and notes contained in the Company's Report on Form 10-Q for the quarter ended March 31, 1995.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 1995 COMPARED WITH THREE MONTHS ENDED MARCH 31, 1994

     Net income for the three months ended March 31, 1995, was $47 million, or $.53 per share as compared to net income of $27 million, or $.30 per share reported for the same period in 1994. The current quarter was favorably impacted by higher U.S. ethylene margins and sales volumes and higher international oil and gas prices partially offset by lower Indonesian LNG volumes.

     Sales and operating revenues for the three months ended March 31, 1995, were $240 million, up from $194 million for the first quarter of 1994. International revenues totaled $184 million as compared to $163 million for the first quarter of 1994. In the U.K., sales and operating revenues increased by $20 million due to higher crude prices and increased sales volumes. In Indonesia, sales were $1 million below 1994 as higher crude oil and LNG prices were offset by lower LNG volumes, attributable to the contracted cargo mix which resulted in a lower average participation interest in cargoes delivered for the quarter. It is not expected that these lower LNG volumes will be made up during the remainder of 1995. In Pakistan, sales were $2 million above 1994 primarily due to higher crude oil and natural gas prices.

     Average prices received and volumes sold by the Company's major operations during the first quarter of 1995 and 1994, respectively, were as follows:

                                                                                   VOLUMES
                                                            PRICES              (000S PER DAY)
                                                     --------------------      ----------------
                                                       1995        1994         1995      1994
                                                     --------    --------      -------    -----
    Crude oil (barrels):
      U.K..........................................  $  16.34    $  13.13           37       35
      Pakistan.....................................     14.62       12.77            5        4
      Indonesia....................................     17.28       14.72            6        7
    Indonesian LNG (Mcf)...........................      3.07        2.72          242      280
    Pakistan natural gas (Mcf).....................      1.30        1.11           43       46
    U.K. natural gas (Mcf).........................      3.01        2.88           44       41
    U.S. ethylene (pounds).........................       .28         .15        1,338      904

     Petrochemical revenues totaled $55 million as compared to $31 million in the first quarter of 1994, while operating profit was $19 million as compared to $1 million in the prior period. The increase was primarily due to higher ethylene sales prices which resulted in an increase in ethylene margins to 16 cents per pound in 1995 versus 1 cent per pound in 1994 and due to higher volumes.

     Exploration expenses increased by $3 million reflecting the Company's expanded 1995 exploration program. Interest expense increased by $4 million during the period due to higher levels of debt, primarily due to the funding of the Britannia acquisition during the fourth quarter of 1994 and higher interest rates. The effective tax rate decreased from the prior year due primarily to the increase in the U.S. petrochemical income, which is taxed at lower rates.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1994 COMPARED WITH YEAR ENDED DECEMBER 31, 1993

     Net income for the year ended December 31, 1994 was $67 million, or $.76 per share, as compared to net income of $27 million, or $.31 per share reported for the year ended December 31, 1993. Included in 1993 results are certain non-recurring items; excluding these items, net income for the year ended December 31, 1993, was $54 million, or $.61 per share. The 1994 earnings were favorably impacted by higher volumes in the U.K. North Sea and Indonesia, higher U.S. ethylene margins and lower operating expenses, partially offset by lower oil and LNG prices and higher depreciation, depletion and amortization expense related to the increased production.

     Sales and operating revenues for 1994 were $748 million, up approximately 10% from $682 million in 1993. International revenues totaled $578 million as compared to $537 million in 1993. In the U.K., sales and operating revenues increased $52 million as lower crude prices were more than offset by increased production from the Piper block. In Indonesia, sales were $1 million below 1993 as a result of lower crude oil and LNG prices, which were partially offset by higher LNG volumes. In Pakistan, sales were $10 million below 1993 primarily due to lower prices for crude oil and natural gas.

     Average prices received and volumes sold by the Company's major operations during 1994 and 1993, respectively, were as follows.

                                                                                     VOLUMES
                                                          PRICES                 (000S PER DAY)
                                                   ---------------------       -------------------
                                                    1994          1993          1994         1993
                                                   -------       -------       ------       ------
Crude oil (barrels):
  U.K. ..........................................  $ 14.99       $ 15.10           34           27
  Pakistan.......................................    13.43         15.04            5            5
  Indonesia......................................    15.78         17.26            6            6
Indonesian LNG (Mcf).............................     2.85          3.17          222          198
Pakistan natural gas (Mcf).......................     1.07          1.26           43           43
U.K. natural gas (Mcf)...........................     2.57          2.49           24            8
U.S. ethylene (pounds)...........................      .20           .16        1,194        1,235

     Production costs per boe for the Company's oil and gas activities averaged $3.98 in 1994, down from $4.73 per boe in 1993 primarily as a result of increased volumes in the U.K., lower LNG plant costs in Indonesia and the benefits of a Company-wide cost containment program.

     The operating profit for the Company's petrochemical operations was $16 million above the prior year. The increase primarily resulted from improved ethylene margins reflecting higher sales prices for ethylene and lower costs.

     The prior year's results included four non-recurring items which in the aggregate reduced 1993 earnings by $27 million. These items included depreciation expense of $103 million ($48 million after tax) representing a write-down of the Company's investment in the Piper field, a $25 million charge to exploration expense due to the write-off of the Company's investment in the Kuvlum prospect in Alaska and a $4 million charge for the cumulative effect of adopting a new accounting standard for postemployment benefits. Partially offsetting these items was a $50 million tax benefit associated with changes to U.K. tax laws.

     Exploration expenses decreased by $40 million due to the prior year write-off of Kuvlum, lower worldwide operating expenditures and reduced expenditures in the U.K. and Indonesia. Depreciation, depletion and amortization decreased by $74 million due to the prior period's write-down of the Piper field, which was partially offset by increased production. Interest expense increased $5 million due to lower capitalized interest related to the Piper redevelopment project, which was substantially completed in 1993. The effective tax rate was essentially level with the prior period, adjusted for the non-recurring items mentioned previously.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1993 COMPARED WITH YEAR ENDED DECEMBER 31, 1992

     Net income for the year ended December 31, 1993, was $27 million, or $.31 per share, as compared to net income of $14 million, or a loss of $.26 per share, reported for the year ended December 31, 1992. Included in 1993 results are certain significant items related to the U.K. North Sea's Piper field write-down, the benefit of a U.K. tax law change, the write-off of the Kuvlum prospect in Alaska and a charge for the cumulative effect of adopting a new accounting standard for postemployment benefits. Excluding these items, net income for the year ended December 31, 1993, was $54 million, or $.61 per share. The prior period's results include a $76 million charge for the cumulative effect of adopting two new accounting standards effective January 1, 1992. The prior period's results also include an extraordinary charge of $20 million for the early redemption of certain of the Company's debt in early 1992. Excluding these items, net income for the year ended December 31, 1992, was $109 million, or $.86 per share. The 1993 earnings were negatively impacted by lower oil and Indonesian LNG prices and decreased interest income on refunds of prior years' PRT. The 1993 results benefitted from the elimination of preferred stock dividends and higher worldwide oil volumes.

     Sales and operating revenues for 1993 were $682 million, an increase from $669 million for 1992. International revenues totaled $537 million as compared to $500 million in 1992. In the U.K., sales increased by $52 million primarily due to increased production from the Piper and Saltire fields, partially offset by lower prices. In Indonesia, sales decreased by $19 million due to lower LNG and oil prices, partially offset by increased LNG volumes. In Pakistan, sales increased $6 million due primarily to higher natural gas prices and higher oil and gas volumes. The average sales price for U.K. crude oil decreased from $18.47 to $15.10 per barrel. The average sales price received for Indonesia LNG decreased from $3.41 per Mcf to $3.17 per Mcf. The average sales price received for Pakistan natural gas increased from $1.09 per Mcf to $1.26 per Mcf.

     The Company's petrochemical operation's operating profit increased $4 million from the prior year due to lower costs. The average sales price of ethylene ($.16 per pound) was consistent with the prior year.

     Interest income and other revenues in the U.K. decreased by $21 million, primarily due to lower refunds of prior years' PRT associated with the development costs of the Piper field. Domestic interest income and other revenues were $5 million below the prior year primarily due to a lower level of interest bearing cash investments held during the current year.

     Exploration expenses increased by $27 million primarily due to the write-off of the Company's investment in the Kuvlum prospect in Alaska. Two exploratory wells drilled in the third quarter indicated that the prospect was not commercial as a stand-alone development.

     Depreciation increased by $166 million during 1993 due to increased production in the North Sea and the $103 million pretax ($48 million after-tax) write-down of the Company's investment in the Piper field.

     The Company's taxes decreased from the prior period primarily due to a one-time reduction in deferred taxes as a result of a decrease in the PRT rate in the North Sea, which had a one-time favorable impact to net income of approximately $50 million.

     Earnings per share of common stock were favorably impacted by the elimination of dividends on the preferred stock and accretion of discount on common stock warrants. Dividends on the Series B and C Preferred Stock decreased during the period by $30 million as a result of the redemption of this stock in September 1992. Similarly, accretion of discount on common stock warrants decreased in the current period by $5 million as a result of the redemption of the warrants in September 1992.

     In December 1992, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which concluded that the estimated cost of benefits provided by an employer to former or inactive employees after employment but before retirement represents part of the compensation provided to an employee in exchange for service. The Company currently provides certain long-term benefits to disabled employees. The Company adopted the Statement effective January 1, 1993, by recording a cumulative charge to net income of approximately $4 million representing the estimated future obligation for those employees currently under the long-term disability program. In prior periods, the Company's cost of long-term disability was expensed as paid.

FINANCIAL CONDITION AND LIQUIDITY

     General. The Company's strategic focus is to build shareholder value through developing its core holdings, conducting an active exploration program, pursuing oil and gas acquisition opportunities and continuing to control costs. The Company's capital expenditures for 1995 are estimated to be $212 million, excluding capitalized interest, an increase from the previously budgeted $170 million for 1995, which is due primarily to the Britannia field development costs. Approximately one-third of the 1995 capital budget is allocated to fund the Company's expanded worldwide exploration program, which represents an 85% increase over exploration program funds expended in 1994. A total of $74 million is included in the Company's budget for exploration activities, including at least ten exploration wells in new venture areas in Alaska, Argentina, Eastern Indonesia, Ireland, Tunisia and Vietnam, and as many as 20 wells in ongoing exploration programs in the Company's producing areas in the U.K. North Sea, Indonesia and Pakistan. The budget also includes approximately $132 million for oil and gas development programs in the Company's producing areas, including $47 million for the initial development of the Britannia field. The Company has also budgeted approximately $5 million for its petrochemical interests in the United States. In 1995, the Company intends to evaluate acquisition opportunities of developed and undeveloped oil and gas reserves and to add to its production base in the near-term. Acquisition costs are not included in the estimated capital expenditures for 1995, but the Company believes that its financial strength and available credit give it the financial resources to make acquisitions.

     As a result of the completion of large development projects for the Piper and Saltire fields in the U.K. North Sea and a continuation of the growing demand for Indonesian LNG, the Company experienced record levels of production from its international operations during 1994, which increased 16% from 1993 levels. The Company's objective is for production in 1995 to exceed 1994 levels.

     In developing its business plan for 1995, the Company expects that it will continue to have excess cash flow available after capital expenditures, required debt service and normal dividends. The business plan is based upon numerous assumptions made by management including assumptions as to the volume of oil and gas the Company will produce from its properties and the prices received for such production. Pricing for the Company's business plan is based on the assumption that the spot price of West Texas intermediate will average $18.75 per barrel for 1995. Approximately 90% of the Company's oil and gas revenues are indexed to world crude oil prices.

     Although management believes that the assumptions used at the time in formulating the business plan and the resultant estimate of excess cash flow were reasonable in light of world energy, financial and economic conditions, and the Company's cash requirements, such conditions could change materially, and actual results of operations, cash flows and use of cash by the Company through 1995 may vary materially from those included in the business plan.

     Cash flow from operations. Net cash provided by operating activities was $61 million in the first quarter of 1995, an increase of $14 million from the same period in the prior year. The improvement was primarily the result of improved ethylene margins and sales volumes and higher international oil and gas prices, partially offset by lower Indonesian LNG volumes.

     Net cash provided by operating activities was $215 million in 1994, an increase of $24 million from the same period in the prior year. The increase was primarily the result of increased U.K. oil and Indonesian LNG sales volumes and improved ethylene margins, partially offset by lower oil and gas prices.

     During the last six months of 1994, ethylene margins improved significantly from the first six months of 1994. By December 1994, margins had risen to approximately 12 cents per pound, up from about 1 cent at the beginning of the year. The Company's ethylene margins averaged 6 cents per pound for the full year 1994, and the Company's petrochemical business posted 1994 operating profit of $24 million. The Company has utilized an average 8 cents per pound ethylene margin for the full year 1995 in its business plan for 1995. The Company estimates that a margin improvement of an average one cent per pound for an entire year at full capacity production can provide approximately an additional $5 million in operating profit and net income on an annualized basis for the petrochemical business of the Company. Ethylene margins have averaged approximately 16 cents per pound in the first quarter of 1995. The Company cannot predict the duration of the recent favorable trends in the ethylene business. The ethylene business is cyclical and there can be no assurances that margins will remain at their current levels over the near term. The prices the Company receives for its ethylene are sensitive to many factors beyond the control of the Company, such as worldwide and U.S. demand for petrochemicals, inventory levels, feedstock costs and availability, plant utilization rates, plant operations and costs and competitive capacity expansion.

     Capital resources. Capital expenditures for the first quarter of 1995 were $39 million including capitalized interest of $5 million. Capital expenditures for the first quarter of 1994 were $29 million including capitalized interest of $6 million. The current quarter increase was principally due to development costs for the Britannia field and increased exploration spending.

     Capital expenditures for 1994, exclusive of the Britannia acquisition, were $131 million, a decrease from the prior year's expenditures of $192 million primarily as a result of the completion of the large development projects in the U.K. North Sea. During 1993, Piper redevelopment costs were $22 million and Saltire development costs were $23 million. In 1994, the Company spent $45 million in Indonesia, primarily on exploration and development drilling. In 1994, 1993 and 1992, total Company capital costs incurred, including capitalized interest, totaled $309 million (including $159 million related to the Britannia acquisition), $218 million and $325 million, respectively.

     On November 4, 1994, the Company acquired from Fina Exploration Limited and Fina Petroleum Development Limited, subsidiaries of Petrofina SA (collectively, "Fina"), a 9.42% unit interest in the Britannia field, the largest undeveloped natural gas and condensate field in the U.K. North Sea, for 83.8 million pounds sterling (approximately $133 million). In December 1994, the U.K's Department of Trade and Industry ("DTI") approved the development program for the Britannia field. As a result of the DTI approval of the development program, the Company made a second agreed upon payment to Fina for 16.8 million pounds sterling (approximately $26 million) in December. At year-end 1994, the Company recorded 38 million boe as proved undeveloped reserves associated with the acquisition. The Company expects to record additional proved reserves from the Britannia field in the future based on the field's development results and its production history. The Company increased oil and gas properties and equipment by $219 million, resulting from the purchase price of $159 million, financed through debt, and an offset to deferred income taxes payable of $60 million. The Company's share of total development costs for Britannia, at current exchange rates, is estimated to be approximately $200 million, with $47 million budgeted for 1995 for drilling activities and initial platform fabrication and facilities work. Initial production from Britannia is expected in late 1998. The Britannia field will be operated by Britannia Operator Limited, a joint venture between Conoco (U.K.) Ltd. and Chevron U.K. Ltd. The Company has contracted to sell a substantial portion of its share of gas from Britannia under long-term sales agreements with several large gas purchasers in the U.K. Revenues from the Britannia field will be subject to U.K. corporate tax but not to U.K. government royalty or PRT.

     Financing activities. During 1994, the Company replaced its $650 million unsecured revolving credit facility with three unsecured credit facilities (the "Credit Facilities"). One of the Credit Facilities was a $100 million unsecured credit agreement with NationsBank of Texas, N.A. ("NationsBank"), as agent, Bank of America National Trust and Savings Association ("Bank of America") and Union Bank of Switzerland, Houston Agency ("UBS"), as co-agents. This Credit Facility was a revolver that provided for conversion of amounts outstanding on September 15, 1995 to a one-year term loan maturing

September 15, 1996. The Company has terminated this Credit Facility effective March 31, 1995 as a result of the issuance of the new senior notes discussed below. The Company's other two Credit Facilities are with NationsBank, as agent, Bank of America, and UBS, as co-agents, and certain other banks. One of these Credit Facilities is a $350 million revolver that reduces quarterly by $25 million beginning July 31, 1997 and has a final maturity of April 30, 1998. The other Credit Facility is a $200 million revolver that provides for conversion of outstanding amounts on April 30, 1995 to a one-year term loan maturing April 30, 1996. The Company has negotiated amendments to extend the maturities and certain terms on the latter two Credit Facilities, subject to execution of definitive agreements. Loans under the $350 million revolver may be made in both pounds sterling and U.S. dollars at the option of the Company. Loans under the Credit Facilities bear interest at floating market rates based on, at the Company's option, the agent bank's base rate or LIBOR, plus applicable margins, subject to increase in certain events. In addition, the $350 million revolver allows the Company to obtain up to $200 million of availability thereunder in U.S. dollar loans that bear interest at a rate determined in a competitive bid process. Borrowings under the Credit Facilities are guaranteed by certain subsidiaries of the Company that also guarantee the Company's senior notes. The Credit Facilities contain restrictive covenants, including limitations on incurrence of additional indebtedness, asset sales and mergers or consolidations. The Credit Facilities restrict the amount of total indebtedness incurred by the Company and the restricted subsidiaries referred to in the Credit Facilities, which include the guarantors and certain other subsidiaries ("Restricted Subsidiaries"), to $750 million of senior indebtedness (including the aggregate $300 million principal amount of senior notes described below and amounts drawn under the Credit Facilities) and $100 million of subordinated indebtedness. Debt of unrestricted subsidiaries and nonrecourse debt on certain assets of the Company and its subsidiaries are not limited under the Credit Facilities, subject to certain conditions. The sum of the senior notes and the commitments under the Credit Facilities equals $850 million. As a result, the Company is currently unable to fully utilize the Commitments under the Credit Facilities. However, the Company is pursuing an amendment to the restriction on total indebtedness under the Credit Facilities. The covenants also require maintenance of a certain level of stockholders' equity. Under the terms of the Credit Facilities, the Company may pay dividends and make stock repurchases, provided that such level of minimum stockholders' equity is maintained and the Company complies with the other covenants in the Credit Facilities. Based on current conditions, the Company expects to pay dividends without restriction under the Credit Facilities. At March 31, 1995, $207 million was outstanding under the Credit Facilities bearing interest at a weighted average rate of 6.8% per annum and approximately $250 million was available for additional borrowing under such existing Credit Facilities.

     Due to the Company's ability to obtain favorable interest rates on short-term borrowings, uncommitted and unsecured lines of credit were established with several banks. At March 31, 1995, $71 million was outstanding under these lines. These amounts outstanding bear interest at a weighted average rate of 6.9% per annum and are included in the total indebtedness restriction under the Company's Credit Facilities and reduce amounts available under the Company's Credit Facilities.

     Funding for the acquisition of the Britannia field was through the Company's Credit Facilities and its uncommitted and unsecured lines of credit. The Company's indirect subsidiary, Union Texas Britannia Limited ("UTBL"), which is a wholly owned subsidiary of Union Texas Petroleum Limited ("UTPL"), has received a commitment, subject to negotiation of definitive agreements, from Chemical Bank, NationsBank N.A. (Carolinas) and National Westminster Bank plc for a 150 million pounds sterling secured financing. The financing will be used to fund the Company's share of the cost of developing the Britannia field to production (including interest and other financing costs incurred prior to completion and potential cost overruns), and any remaining availability after completion may, subject to certain coverage ratios being met, be used to refinance acquisition costs. Except for certain support by UTPL related to any potential cost overruns in excess of the facility amount (limited to 30 million pounds sterling), tax benefits and administrative services, the lenders' recourse will be limited to the Britannia field project assets and is nonrecourse to the Company. The financing will have a final maturity in September 2005. The borrowings by UTBL, an unrestricted subsidiary, would not be included in the total indebtedness under the Company's Credit Facilities and will not reduce amounts available under the Credit Facilities.

     In March 1995, the Company publicly issued $125 million principal amount of 8 3/8% Senior Notes due 2005 (the "8 3/8% Senor Notes") at an initial public offering price of 99.431%. In April 1995, the Company publicly issued $75 million principal amount of 8 1/2% Senior Notes due 2007 (the "8 1/2% Senior Notes" together with the 8 3/8% Senior Notes referred to as the "Senior Notes") at an initial public offering price of 99.658%. The net proceeds from the sale of the 8 3/8% Senior Notes and the 8 1/2% Senior Notes were approximately $123.3 million and $74.1 million, respectively (after deducting underwriting discount, commissions and offering expenses). The Company used such proceeds to reduce debt under the $350 million Credit Facility and its uncommitted and unsecured lines of credit. The Senior Notes represent general unsecured obligations of the Company and rank pari passu in right of payment with the Company's obligations under its Credit Facilities, its outstanding $100 million principal amount of 8.25% senior notes due 1999, and senior in right of payment to all subordinated indebtedness of the Company. The Senior Notes are guaranteed by the subsidiaries of the Company that are also guarantors under the Company's Credit Facilities and the senior notes due 1999 and contain restrictive covenants similar to the Company's senior notes due 1999. The Senior Notes are redeemable at any time, at the option of the Company, in whole or in part, at a price equal to 100% of their principal amount plus accrued interest plus a make whole premium relating to the then-prevailing Treasury Yield and the remaining life of the Senior Notes. In addition, at the 1995 Annual Meeting of Stockholders to be held May 10, 1995, the Company will seek stockholder approval to authorize a new class of 15,000,000 shares of preferred stock. The new preferred stock will provide the Company additional financing flexibility to issue from time to time this form of equity based on current market conditions.

     On January 4, 1994, Unimar, an equity partnership, redeemed the 8.25% convertible subordinated guaranteed debentures which were due in 1995. The Company's share of the debt redemption was approximately $18 million and was funded by additional short-term borrowings.

     As of December 31, 1994, the Company's scheduled maturities of long-term debt outstanding for the five-year period of 1995 through 1999 are approximately $2 million, $2 million, $28 million, $300 million and $100 million, respectively. The Company believes that it will have sufficient sources of funds to satisfy these scheduled maturities. The Company has effected refinancing alternatives in order to extend its maturities. The Company may enter into interest rate swap contracts from time to time. However, the Company did not enter into any interest rate swap contracts during 1994 or the first quarter of 1995.

     On April 27, 1994, the Board authorized the repurchase of up to 2,000,000 shares of Common Stock to be used for general corporate purposes, including fulfilling employee benefit program obligations. No repurchases were made by the Company during the first quarter of 1995. During 1994, the Company repurchased 307,500 shares of Common Stock at a cost of $5.6 million, a portion of which shares were used to fund employee savings and benefit plan obligations. As of March 31, 1995, 163,135 shares of Common Stock were held, at cost, as treasury shares.

     Financial Condition. During January 1993, the Company entered into an agreement to terminate a portion of its Houston office building lease and accordingly made a $35 million payment to the lessor in consideration of such agreement in March 1993 for which an accrual had been made in 1992.

     In each of the four quarters ended December 31, 1994, the Company declared and paid a dividend of approximately $4.3 million on its Common Stock. In the first quarter of 1995, the Company declared and paid a dividend of approximately $4.4 million on its Common Stock. On April 13, 1995, the Company announced a dividend on its Common Stock of $.05 per share to stockholders of record as of April 28, 1995, payable on May 15, 1995.

     In March 1995, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which set forth the criteria for impairment of plant, property and equipment and other long-lived assets. Adoption of the Statement is required for years beginning after December 15, 1995. The Company is still reviewing the Statement; however, the Company believes its current policy on oil and gas asset impairment is consistent with this pronouncement and that the pronouncement will have no material impact on the Company.

     Effective July 1, 1993, the British Parliament enacted changes in PRT that will have an overall positive impact on the Company's operations in the North Sea. The changes included reforms which reduced PRT on producing fields in the North Sea from 75% to 50% and which abolished PRT for all new fields not licensed for development on March 16, 1993. A substantial portion of the Company's production in the U.K. benefitted from such changes. Also enacted was the elimination of PRT deductions for most exploration and appraisal expenditures incurred on or after March 16, 1993, subject to limited transitional allowances through December 31, 1994.

     The functional currency for translating the accounts of foreign subsidiaries is the U.S. dollar, except for subsidiaries in the United Kingdom where the functional currency is pounds sterling. The Company's revenues are predominantly based upon the world market price for crude oil, which is denominated in U.S. dollars. Certain operating costs, taxes, capital costs and intercompany transactions represent commitments settled in foreign currencies. Exchange rate fluctuations on transactions in currencies other than the functional currency are recognized as gains and losses in current period income. The Company periodically enters into foreign exchange contracts as a hedge against fluctuations in foreign currency rates. These contracts are generally of a short-term nature of three months or less. At December 31, 1994, the Company had open contracts with a net value of 5 million pounds sterling. However, there are foreign exchange risks inherent in operations such as the Company's, and the Company cannot predict with any certainty the results of currency exchange rate fluctuations.

     The Company also cannot predict with any degree of certainty the prices it will receive in 1995 and future years for its crude oil, LNG, natural gas and ethylene. In addition, uncertainty in the Middle East, policies of oil exporting countries and worldwide demand for products affect the Company's sales. The Company's financial condition, operating results and liquidity may be materially affected by any significant fluctuations in its sales prices. The Company's ability to service its long-term obligations and to internally generate funds for capital expenditures will be similarly affected.

     Likewise, the Company's business is affected by its costs and success in finding, developing or acquiring new reserves to replace its reserves depleted by production. In general, the Company's volume of production from oil and gas properties declines with the passage of time. In addition, the Company's and its co-venturers' participation share of gas volumes supplied to support Indonesian LNG sales contract extensions or additions will be significantly less than their participation share under the original long-term sales contracts. The Company's long-term strategy is to increase its production with reserve acquisitions and successful exploration and development activities. There can be no assurances that the Company will achieve such objectives. Except to the extent the Company acquires additional properties containing proved reserves or conducts successful exploration or development activities, or both, the proved reserves of the Company, and the revenues generated from production thereof (assuming no price increases), will decline as reserves are produced. Drilling activities are expensive and subject to numerous risks, including the risk that no commercially viable oil or gas production will be obtained. Increases or decreases in prices of oil and gas and in cost levels, along with the timing of development projects, will also affect revenues generated by the Company and the present value of estimated future net cash flows from its properties. Revenues generated from future activities of the Company are highly dependent upon the level of success in acquiring, finding or developing additional reserves.

     The Company's overseas operations are subject to certain risks, including expropriation of assets, governmental reinterpretation of applicable law and contract terms, increases in taxes and government royalties, renegotiation of contracts with foreign governments, foreign government approvals of lease, permit or similar applications and of exploration and production plans, political and economic instability, disputes between governments, payment delays, export restrictions, increased environmental regulations, limits on allowable levels of exploration and production and currency exchange losses and repatriation restrictions, as well as changes in laws and policies governing operations of companies with overseas operations generally. Foreign operations and investments may also be subject to laws and policies of the United States affecting foreign trade, investment and taxation that could affect the conduct and profitability of these operations.

     All of the Company's activities are subject to the risks normally associated with exploration for and production of oil and gas as well as the production of petrochemicals. Also, the Company's activities are subject to stringent environmental regulations. The Company believes that its operations and facilities are in general compliance with existing environmental regulations. Nevertheless, the risks of substantive costs and liabilities are inherent in operations such as the Company's, and there can be no assurance that significant costs and liabilities will not be incurred in the future.

                            MANAGEMENT DEVELOPMENTS

     Incentive Plan. The Company has adopted, subject to shareholder approval at its 1995 Annual Stockholders Meeting to be held on May 10, 1995, an incentive plan allowing for the grant to employees of the Company of awards including options, stock appreciation rights, restricted stock, performance awards, bonus shares and other stock-based and cash awards relating to up to 4 million shares of Common Stock. In addition, the plan would provide for an automatic initial and annual grant of options to non-employee directors (other than directors affiliated with the KKR Partnerships). If the plan is approved by the shareholders, no additional stock options will be granted under any of the Company's prior stock option plans.

     Succession Committee. In light of its policy mandating retirement of officers at age 65, the Company has begun to plan for a successor to the Chairman and Chief Executive Officer of the Company, A. Clark Johnson, who will be 65 on December 7, 1995. The Board has created a special committee, whose members consist of current Board members Glenn A. Cox, Edward A. Gilhuly, Michael W. Michelson and Richard R. Shinn, to study and make recommendations to the full Board regarding the succession issue so as to provide for an orderly transfer of responsibilities.

                          DESCRIPTION OF CAPITAL STOCK

     The Company is authorized to issue 200,000,000 shares of Common Stock, par value $.05 per share, and 2,000,000 shares of Preferred Stock, par value $1.00 per share ("Preferred Stock"). As of March 31, 1995, 87,666,148 shares of Common Stock were outstanding. The following summary is qualified in its entirety by reference to the Company's Restated Certificate of Incorporation (the "Charter") and the Company's Bylaws ("Bylaws"), copies of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

     Voting and Other Rights. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share being entitled to one vote. There are no cumulative voting rights, meaning that the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so. The Common Stock carries no preemptive rights and is not convertible, redeemable or assessable. The holders of Common Stock are entitled to dividends in such amounts and at such times as may be declared by the Board. See "Market and Dividend Information" for information regarding dividends. The Company currently expects to be able to pay regular quarterly dividends without restriction under its Credit Facilities. After the Offerings and assuming no exercise of the over-allotment options, the Selling Shareholder will hold 23,333,334 shares of the issued and outstanding Common Stock.

     Upon liquidation or dissolution, holders of Common Stock are entitled to share ratably in all net assets available for distribution to stockholders after payment of preferential amounts to holders of Preferred Stock, if any. All outstanding shares of Common Stock, including the shares to be sold by the Selling Shareholder, are duly authorized, validly issued, fully paid and nonassessable.

     Miscellaneous. First Chicago Trust Company of New York is the transfer agent and the registrar for the Company's Common Stock.

PREFERRED STOCK

     There are 2,000,000 authorized and unissued shares of Preferred Stock of the Company available for reissuance in the two series, Series B and Series C. At the 1995 Annual Meeting of Stockholders to be held May 10, 1995, the Company will seek approval to authorize the issuance of up to 15,000,000 shares of preferred stock, $.01 par value ("New Preferred Stock"), and to eliminate the provisions relating to the existing class of Preferred Stock. If approved by the shareholders at the 1995 Annual Meeting, the Board can authorize the issuance, at any time or from time to time, of one or more series of New Preferred Stock at its discretion. In addition, the Board would determine all designations, powers, preferences and the rights of such stock and any qualifications, limitations and restrictions, including but not limited to: (i) the designation of series and numbers of shares (up to 15,000,000 shares); (ii) the dividend rights, if any; (iii) the rights upon liquidation or distribution of the assets of the Company, if any; (iv) the conversion or exchange rights, if any; (v) the redemption provisions, if any; and (vi) the voting rights, if any; provided, that the holders of shares of New Preferred Stock will not be entitled to more than one vote per share, when voting as a class with the holders of shares of the Common Stock and if such New Preferred Stock is convertible into Common Stock, then holders can receive one vote on an as converted basis.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     Section 203 of the Delaware General Corporation Law ("DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock), from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide participants with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. The provisions of
Section 203 may have the effect of delaying, deferring or preventing a change of control of the Company. The Selling Shareholder is not considered an interested stockholder of the Company for the purposes of Section 203 of the DGCL.

DIRECTOR LIABILITY

     The Charter contains a provision that limits the liability of the Company's directors to the fullest extent permitted by the DGCL. The provision eliminates the personal liability of directors to the Company and its stockholders for monetary damages for breaches of their fiduciary duty of care. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care. The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the declaration or payment of dividends in violation of Delaware law or in respect of any transaction from which a director received an improper personal benefit. The Charter provides that if the DGCL is amended to further limit such liability, then the liability of Company directors will be limited or eliminated to the maximum extent permitted by law as so amended.

                                  UNDERWRITING

     Subject to the terms and conditions of the U.S. Underwriting Agreement among the Selling Shareholder, the Company and Salomon Brothers Inc, CS First Boston Corporation, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several U.S. Underwriters (the "U.S. Representatives"), the Selling Shareholder has agreed to sell to the entities named below (the "U.S. Underwriters") and each of such U.S. Underwriters has severally agreed to purchase from the Selling Shareholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER OF
         U.S. UNDERWRITER                                                       SHARES
                                                                               ---------
    Salomon Brothers Inc....................................................
    CS First Boston Corporation.............................................
    Goldman, Sachs & Co. ...................................................
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated...............................................

                                                                               ---------
              Total.........................................................   8,000,000
                                                                               =========

     The U.S. Underwriting Agreement provides that the several U.S. Underwriters will be obligated to purchase all the shares of Common Stock being offered in the U.S. Offering (other than those subject to the over-allotment option described below) if any are purchased.

     The U.S. Representatives have advised the Company and the Selling Shareholder that they propose to offer Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $ per share on sales to certain other dealers. After the initial Offering, the price to public and concessions to dealers may be changed.

     The Selling Shareholder has granted to the U.S. Underwriters and the underwriters of the International Offering (the "International Underwriters") options to purchase up to an additional 1,200,000 shares and 300,000 shares of Common Stock, respectively, at the initial offering price less the aggregate underwriting discounts. Either or both options may be exercised at any time up to 30 days after the date of this Prospectus. The Company and the Selling Shareholder have entered into an underwriting agreement (the "International Underwriting Agreement") with the International Underwriters providing for the concurrent offer and sale of 2,000,000 shares of Common Stock (in addition to the shares covered by the over-allotment option described above) in the International Offering outside the United States and Canada. The price to public and aggregate underwriting discount per share for the Offerings are identical. The closing of the U.S. Offering is a condition to the closing of the International Offering, and vice versa. The representatives of the International Underwriters are Salomon Brothers International Limited, CS First Boston Limited, Goldman Sachs International and Merrill Lynch International Limited.

     For a period of 90 days after the date of this Prospectus, the KKR Partnerships have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock or any such other capital stock without the consent of the U.S. Representatives and the representatives of the International Underwriters. In addition, the Company has agreed not to offer, sell or contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, except for securities issued pursuant to the Company's stock option or other incentive benefit plans, for 90 days after the date of this Prospectus without the consent of the U.S. Representatives and the representatives of the International Underwriters.

     The U.S. Underwriters and the International Underwriters have entered into an Agreement Between U.S. Underwriters and International Underwriters pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering and subject to certain exceptions, (a) it is not purchasing any such shares for the account of an International Person (as defined below), (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than a U.S. or Canadian Person (as defined below) and (c) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (a) and (b) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree. In addition, pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering and subject to certain exceptions, (1) it is not purchasing any such shares for the account of anyone other than an International Person, (2) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than an International Person and (3) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (1) and (2) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree.

     The foregoing limitations do not apply to stabilization transactions or to transactions among the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters. As used herein, "United States" means the United States of America (including the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of its source (other than a foreign branch of such entity), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person. As used herein, the term "International Person" means any person, corporation, partnership or other entity that is not a U.S. or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial price to public, less an amount not greater than the selling concession. To the extent that these are sales between the U.S. Underwriters and the International Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     The Company and each U.S. Underwriter and International Underwriter (a) have not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act of
1985), (b) have complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "1986 Act") with respect to anything done by them in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (c) have only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 9(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1988.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Underwriters or U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the International Underwriters and U.S. Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Company and the Selling Shareholder have agreed to indemnify the U.S. Underwriters and the U.S. Underwriters have agreed to indemnify the Company and the Selling Shareholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments required to be made in respect thereof.

     Each of Salomon Brothers Inc, CS First Boston Corporation, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and certain of their international affiliates, from time to time provides investment banking and other related services to the Company, the Selling Shareholder and their respective affiliates in the ordinary course of their respective businesses.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered in the Offerings will be passed upon for the Company by Newton W. Wilson, III, Esq., General Counsel of the Company. As of the date of this Prospectus, Mr. Wilson owned approximately 6,400 shares of Common Stock of the Company (excludes shares held indirectly by Mr. Wilson in the Company's Savings Plan for Salaried Employees) and owned directly options to purchase 157,653 shares of Common Stock (includes options to purchase Common Stock which are not yet vested). The validity of the Shares will also be passed upon for the Company by Andrews & Kurth L.L.P., New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the KKR Partnerships, as Selling Shareholder, by Latham & Watkins, Los Angeles, California and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Union Texas Petroleum Holdings, Inc. for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----
Available Information..................     2
Incorporation of Certain Documents by
  Reference............................     2
Prospectus Summary.....................     3
Use of Proceeds........................     8
Selling Shareholder and Principal
  Shareholder..........................     8
Market and Dividend Information........    10
Capitalization.........................    11
Selected Consolidated Financial Data...    12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................    14
Management Developments................    22
Description of Capital Stock...........    22
Underwriting...........................    24
Validity of Common Stock...............    27
Experts................................    27

10,000,000 SHARES

UNION TEXAS
PETROLEUM
HOLDINGS, INC.

COMMON STOCK
($.05 PAR VALUE)

(LOGO)

SALOMON BROTHERS INC

CS FIRST BOSTON

GOLDMAN, SACHS & CO.

MERRILL LYNCH & CO.
PROSPECTUS

DATED MAY   , 1995

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                        [ALTERNATIVE INTERNATIONAL PAGE]
PROSPECTUS                 SUBJECT TO COMPLETION                         [LOGO]
                                 APRIL 21, 1995

10,000,000 SHARES
UNION TEXAS PETROLEUM HOLDINGS, INC.

COMMON STOCK
($.05 PAR VALUE)

The shares of Common Stock, $.05 par value per share (the "Common Stock"), of Union Texas Petroleum Holdings, Inc. (the "Company") offered hereby (the "Shares") are being sold by the Selling Shareholder. See "Selling Shareholder and Principal Shareholder." The Company will not receive any of the proceeds from the sale of the Shares offered hereby. Upon completion of the Offerings (as defined below), the Selling Shareholder will hold approximately 27% (or 25% if the Underwriters exercise their over-allotment options in full) of the Company's outstanding Common Stock.

Of the Shares being offered, 2,000,000 shares are being offered hereby in an international offering outside the United States and Canada (the "International Offering") and 8,000,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and collectively with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and Underwriting Discount per Share will be identical for the International Offering and the U.S. Offering. See "Underwriting." The closing of the International Offering and the U.S. Offering are conditioned upon each other.

The Common Stock is listed on The New York Stock Exchange under the symbol "UTH." On April 20, 1995 the last reported sale price of the Common Stock on the New York Stock Exchange Composite Transactions Tape was $23 3/8 per share. See "Market and Dividend Information."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -----------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                                       PRICE TO             UNDERWRITING         SELLING
                                       PUBLIC               DISCOUNT             SHAREHOLDER(1)
Per Share...........................   $                    $                    $
Total(2)............................   $                    $                    $
- -----------------------------------------------------------------------------------------------

(1) Estimated expenses of $700,000 will be payable by the Company pursuant to its obligations under a registration agreement with the Selling Shareholder. See "Selling Shareholder and Principal Shareholder."

(2) The Selling Shareholder has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 1,500,000 shares of Common Stock at the Price to Public, less Underwriting Discount, solely to cover over-allotments, if any. If the Underwriters exercise such options in full, the total Price to Public, Underwriting
    Discount and Proceeds to Selling Shareholder will be $            ,
    $            and $            , respectively. See "Underwriting."

The Shares are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the Shares will be made at the office of Salomon Brothers International Limited, Seven World Trade Center, New York, New York, or through
the facilities of The Depository Trust Company, on or about May   , 1995.
SALOMON BROTHERS INTERNATIONAL LIMITED
            CS FIRST BOSTON
                        GOLDMAN SACHS INTERNATIONAL
                                    MERRILL LYNCH INTERNATIONAL LIMITED

The date of this Prospectus is May   , 1995.

                        [ALTERNATIVE INTERNATIONAL PAGE]

           CERTAIN UNITED STATES TAX CONSEQUENCES TO NON-U.S. HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of shares of Common Stock by a Non-U.S. Holder. The term "Non-U.S. Holder" means (a) a foreign corporation, (b) a foreign partnership, (c) a nonresident alien individual or (d) a foreign estate or trust (that is, a trust or estate not subject to United States federal income tax on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States). An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a nonresident alien) with respect to a calendar year by virtue of being present in the United States on at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in that calendar year (counting for such purposes all of the days present in that year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). Resident aliens are subject to United States federal tax as if they were United States citizens.

     This discussion does not describe all aspects of United States federal income and estate taxation that may be relevant to a Non-U.S. Holder's particular circumstances or to certain types of Non-U.S. Holders that may be subject to special treatment under United States federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions or broker-dealers). Moreover, this discussion does not address non-U.S., state and local tax consequences. Furthermore, this discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations promulgated thereunder and administrative and judicial interpretations as of the date of this Prospectus, all of which are subject to change. Any revisions of these authorities could be made retroactive with respect to transactions consummated prior to the time such changes are announced or enacted. NON-U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC UNITED STATES AND OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SHARES OF COMMON STOCK.

DIVIDENDS

     A dividend paid to a Non-U.S. Holder of Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend (or at such lower rate as may be provided by an applicable income tax treaty), unless the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder. If a dividend is effectively connected with a United States trade or business of a Non-U.S. Holder (or, if a tax treaty applies, is attributable to or effectively connected with a U.S. permanent establishment of the Non-U.S. Holder) who has properly filed a Form 4224 (or similar statement) with the withholding agent with respect to the taxable year in which the dividend is paid, no withholding will be required. However, that dividend will be subject to the regular United States federal income tax on a net income basis at applicable graduated individual or corporate rates, which is not collected by withholding. A substantial portion of such dividends otherwise subject to withholding may be exempt from withholding, however, under the provisions of the Code relating to a U.S. corporation that derives 80% or more of its gross income from a foreign active trade or business for the prior three taxable years. Further, under certain circumstances, corporate Non-U.S. Holders may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

     Although proposed regulations could alter this position if they become effective, currently the Internal Revenue Service's position is that a dividend paid to an address in a foreign country is generally presumed to be paid to a resident of the foreign country for purposes of determining the applicability of the United States withholding tax discussed above (either at the statutory rate of 30% or at any lower rate established by treaty) unless the payor has knowledge to the contrary. Under the proposed regulations, however, a Non-U.S. Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to file Form 1001 (Ownership, Exemption of Reduced Rate Certificate) and, subject to a de minimis exception, Form 8306 (Certificate of Residence) (a form not yet printed by the Internal Revenue Service) with the withholding agent. Such forms would be required

                        [ALTERNATIVE INTERNATIONAL PAGE]

to contain the name and address of the Non-U.S. Holder and other pertinent information, to be certified by the Non-U.S. Holder under penalties of perjury, and, in the case of Form 8306, to include an official statement by the competent authority in the foreign country that the Non-U.S. Holder is a resident thereof for purposes of its tax laws.

     A Non-U.S. Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund as to any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

GAIN ON DISPOSITION

     In general, a Non-U.S. Holder will not be subject to the United States federal withholding tax in respect of gain realized on a disposition of shares of Common Stock. In addition, except as described below, regular United States federal income tax will not apply to gain realized on the disposition of shares of Common Stock, provided that (i) the gain is not effectively connected with the conduct of a trade or business of the Non-U.S. Holder in the United States (or, if any of certain tax treaties applies, is not attributable to or effectively connected with a United States permanent establishment of the Non-U.S. Holder within the meaning of the applicable treaty), (ii) in the case of a Non-U.S. Holder who is an individual (a) if such individual holds the Common Stock as a capital asset, either he, (1) is not present in the United States for 183 or more days in the taxable year of the disposition (as calculated under certain provisions of the Code) or (2) if so present in the United States, such individual's "tax home" for United States federal income tax purposes is not in the United States and the gain is not attributable to an office or other fixed place of business maintained in the United States by such individual, (b) such individual is not subject to tax pursuant to the Code provisions applicable to certain expatriates and (c) such individual has not elected to be treated as a resident of the United States for federal income tax purposes and (iii) at the time of disposition the Company is not and has not for the shorter of the holder's holding period and the preceding five-year period been a "United States real property holding corporation" for federal income tax purposes or, if the Company is or was a "United States real property holding corporation" whose Common Stock is or was during the calendar year of disposition regularly traded on an established securities market, the Non-U.S. Holder has not held, directly or indirectly, at any time during the shorter of the holder's holding period and the five-year period ending on the date of disposition, more than 5% of the shares of Common Stock. The Company believes that it is not and has not been nor does the Company presently expect to become a "United States real property holding corporation."

     A partner in a partnership or a beneficiary of a trust or estate may be subject to United States federal income tax on gain realized on the disposition of shares of Common Stock by the partnership, trust or estate (even though that entity may not be subject to tax) if (i) the partner or beneficiary is subject to United States federal income tax because of its own status, such as a United States resident or a foreign person engaged in a trade or business in the United States whose gain is effectively connected with that trade or business or (ii) the partner or beneficiary is a nonresident alien individual or foreign corporation and the gain of the partnership, estate or trust disposing of the shares of Common Stock is effectively connected with the conduct of a trade or business within the United States by such partnership, estate or trust.

FEDERAL ESTATE TAXES

     Shares of Common Stock owned, or treated as owned, by an individual who is a Non-U.S. Holder at the time of death will be subject to United States federal estate taxes, unless an applicable estate tax treaty provides otherwise.

UNITED STATES INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company must report annually to the Internal Revenue Service the amount of dividends paid to, and the tax withheld with respect to, a Non-U.S. Holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or

                        [ALTERNATIVE INTERNATIONAL PAGE]

business in the United States of the Non-U.S. Holder or withholding was reduced by an applicable tax treaty. Copies of these information returns may also be made available, under the provisions of a specific treaty or agreement, to the tax authorities in the country in which the Non-U.S. Holder resides. United States backup withholding tax, which generally is a withholding tax imposed at a rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements, will generally not apply to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address outside the United States, under temporary Treasury regulations, unless the payor has knowledge that the payee is a U.S. person.

     In general, the payment of the proceeds of the disposition of shares of Common Stock to or through a non-U.S. office of a non-U.S. broker will not generally be subject to information reporting or backup withholding. Information reporting requirements will apply, but backup withholding will not apply, to payments made outside the United States to or through a foreign office of a broker that is a United States person, a United States controlled foreign corporation or a foreign person 50% or more of whose gross income (over a three-year period) is effectively connected with the conduct of a United States trade or business unless such broker has documentary evidence in its records of the owner's non-U.S. status, certain other conditions are met and such broker has no actual knowledge to the contrary or unless the owner otherwise establishes an exemption. Temporary Treasury regulations provide that the Treasury is considering whether backup withholding will apply with respect to such payments that are not currently subject to backup withholding under the current regulations. Under proposed Treasury regulations not currently in effect, backup withholding will not apply to such payments absent actual knowledge that the payee is a U.S. person.

     The payment of proceeds of the disposition of shares of Common Stock by a broker to or through a U.S. office is subject to both possible backup withholding and information reporting requirements unless the holder certifies his non-U.S. status under penalties of perjury, or otherwise establishes an applicable exception.

REFUNDS

     Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that a proper claim for refund is made or the required information is furnished to the Internal Revenue Service.

                        [ALTERNATIVE INTERNATIONAL PAGE]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International Underwriting Agreement among the Selling Shareholder, the Company and Salomon Brothers International Limited, CS First Boston Limited, Goldman Sachs International and Merrill Lynch International Limited as representatives of the several International Underwriters (the "International Representatives"), the Selling Shareholder has agreed to sell to the entities named below (the "International Underwriters"), and each of the International Underwriters has severally agreed to purchase from the Selling Shareholder, the respective number of shares of Common Stock set forth opposite its name below:

                                                                               NUMBER OF
                            INTERNATIONAL UNDERWRITER                           SHARES
    -------------------------------------------------------------------------  ---------
    Salomon Brothers International Limited...................................
    CS First Boston Limited..................................................
    Goldman Sachs International..............................................
    Merrill Lynch International Limited......................................

                                                                               ---------
           Total.............................................................  2,000,000
                                                                               =========

     The International Underwriting Agreement provides that the several International Underwriters will be obligated to purchase all of the shares of Common Stock being offered in the International Offering (other than those subject to the over-allotment option described below), if any are purchased.

     The International Representatives have advised the Company that they propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $   per share. The International
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $   per share on sales to certain other dealers. After the initial Offering, the price to public and concessions to dealers may be changed.

     The Selling Shareholder has granted to the International Underwriters and the underwriters of the U.S. Offering (the "U.S. Underwriters") options to purchase up to an additional 300,000 shares and 1,200,000 shares of Common Stock, respectively, at the initial offering price less the aggregate underwriting discounts. Either or both options may be exercised at any time up to 30 days after the date

                        [ALTERNATIVE INTERNATIONAL PAGE]

of this Prospectus. The Company and the Selling Shareholder have entered into a U.S. Underwriting Agreement with the U.S. Underwriters providing for the concurrent offer and sale of 8,000,000 shares of Common Stock (in addition to the shares covered by the over-allotment option described above) in the United States and Canada. The price to public and aggregate underwriting discount per share for the International Offering and U.S. Offering are identical. The closing of the International Offering is a condition to the closing of the U.S. Offering, and vice versa. The representatives of the U.S. Underwriters are Salomon Brothers Inc, CS First Boston Corporation, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     For a period of 90 days after the date of this Prospectus, the KKR Partnerships have agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities convertible into, exercisable for or exchangeable for Common Stock or any such other capital stock without the consent of the representatives of the International Underwriters and the U.S. Representatives. In addition, the Company has agreed not to offer, sell or contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, exercisable for or exchangeable for shares of Common Stock, except for securities issued pursuant to the Company's stock option or other incentive benefit plans, for 90 days after the date of this Prospectus without the consent of the representatives of the International Underwriters and the U.S. Representatives.

     The International Underwriters and the U.S. Underwriters have entered into an Agreement Between U.S. Underwriters and International Underwriters pursuant to which each U.S. Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the U.S. Offering and subject to certain exceptions, (a) it is not purchasing any such shares for the account of an International Person (as defined below), (b) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than a U.S. or Canadian Person (as defined below) and (c) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (a) and (b) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree. In addition, pursuant to the Agreement Between U.S. Underwriters and International Underwriters, each International Underwriter has agreed that, as part of the distribution of the shares of Common Stock offered in the International Offering and subject to certain exceptions, (1) it is not purchasing any such shares for the account of anyone other than an International Person, (2) it has not offered or sold, and will not offer, sell, resell or deliver, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to anyone other than an International Person and (3) any dealer to whom it may sell any of the shares of Common Stock will represent and agree that it will comply with the restrictions set forth in (1) and (2) and will not offer, sell, resell or deliver, directly or indirectly, any of the shares or distribute any prospectus relating to the Common Stock to any other dealer who does not so represent and agree.

     The foregoing limitations do not apply to stabilization transactions or to transactions among the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters. As used herein, "United States" means the United States of America (including the District of Columbia) and its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada or any political subdivision thereof, or any estate or trust the income of which is subject to United States or Canadian income taxation regardless of its source (other than a foreign branch of such entity), and includes any United States or Canadian branch of a person other than a U.S. or Canadian Person. As used herein, the term "International Person" means any person, corporation, partnership or other entity that is not a U.S. or Canadian Person.

     Pursuant to the Agreement Between U.S. Underwriters and International Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of

                        [ALTERNATIVE INTERNATIONAL PAGE]

Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial price to public, less an amount not greater than the selling concession. To the extent that these are sales between the International Underwriters and the U.S. Underwriters pursuant to the Agreement Between U.S. Underwriters and International Underwriters, the number of shares initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount specified on the cover page of this Prospectus.

     The Company and each International Underwriter and U.S. Underwriter (a) have not offered or sold, and will not offer or sell, in the United Kingdom, by means of any document, any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent (except under circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985), (b) have complied and will comply with all applicable provisions of the Financial Services Act of 1986 (the "1986 Act") with respect to anything done by them in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom and (c) have only issued or passed on, and will only issue or pass on to any person in the United Kingdom, any investment advertisement (within the meaning of the 1986 Act) relating to the shares of Common Stock if that person falls within Article 9(3) of the 1986 Act (Investment Advertisements) (Exemptions) Order 1988.

     The shares of Common Stock may not be offered or sold directly or indirectly in Hong Kong by means of this document or any other offering material or document other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or as agent. Unless permitted to do so by the securities laws of Hong Kong, no person may issue or cause to be issued in Hong Kong this document or any amendment or supplement thereto or any other information, advertisement or document relating to the shares of Common Stock other than with respect to shares of Common Stock intended to be disposed of to persons outside Hong Kong or to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

     The shares of Common Stock have not been registered under the Securities and Exchange Law of Japan and are not being offered and may not be offered or sold directly or indirectly in Japan or to residents of Japan, except pursuant to applicable Japanese laws and regulations.

     No action has been taken or will be taken in any jurisdiction by the Company or the International Underwriters or U.S. Underwriters that would permit a public offering of the shares offered hereby in any jurisdiction where action for that purpose is required, other than the United States. Persons into whose possession this Prospectus comes are required by the Company and the International Underwriters and U.S. Underwriters to inform themselves about and to observe any restrictions as to the offering of the shares offered hereby and the distribution of this Prospectus.

     Purchasers of the shares of Common Stock offered hereby may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the offering price set forth on the cover page hereof.

     The Company and the Selling Shareholder have agreed to indemnify the International Underwriters and the International Underwriters have agreed to indemnify the Company and the Selling Shareholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute payments required to be made in respect thereof.

     Each of Salomon Brothers Inc, CS First Boston Corporation, Goldman, Sachs & Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, and certain of their international affiliates, from time to time provides investment banking and other related services to the Company, the Selling Shareholder and their respective affiliates in the ordinary course of their respective businesses.

                        [ALTERNATIVE INTERNATIONAL PAGE]

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered in the Offerings will be passed upon for the Company by Newton W. Wilson, III, Esq., General Counsel of the Company. As of the date of this Prospectus, Mr. Wilson owned approximately 6,400 shares of Common Stock of the Company (excludes shares held indirectly by Mr. Wilson in the Company's Savings Plan for Salaried Employees) and owned directly options to purchase 157,653 shares of Common Stock (includes options to purchase Common Stock which are not yet vested). The validity of the Shares will also be passed upon for the Company by Andrews & Kurth L.L.P., New York, New York. Certain legal matters in connection with the Offerings will be passed upon for the KKR Partnerships, as Selling Shareholder, by Latham & Watkins, Los Angeles, California and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others have an indirect interest, through limited partnerships, in less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Union Texas Petroleum Holdings, Inc. for the year ended December 31, 1994, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 [ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS]

NO DEALER, SALES PERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDER OR ANY OF THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION.
                            ------------------------
                               TABLE OF CONTENTS

                                         PAGE
                                         ---
Available Information..................    2
Incorporation of Certain Documents by
  Reference............................    2
Prospectus Summary.....................    3
Use of Proceeds........................    8
Selling Shareholder and Principal
  Shareholder..........................    8
Market and Dividend Information........   10
Capitalization.........................   11
Selected Consolidated Financial Data...   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................   14
Management Developments................   22
Description of Capital Stock...........   22
Certain United States Tax Consequences
  to Non-U.S. Holders..................   24
Underwriting...........................   27
Validity of Common Stock...............   30
Experts................................   30

10,000,000 SHARES

UNION TEXAS
PETROLEUM
HOLDINGS, INC.

COMMON STOCK
($.05 PAR VALUE)

(LOGO)

SALOMON BROTHERS
INTERNATIONAL LIMITED

CS FIRST BOSTON

GOLDMAN SACHS
INTERNATIONAL

MERRILL LYNCH
INTERNATIONAL LIMITED
PROSPECTUS

DATED MAY   , 1995

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     An itemized statement of the estimated amount of all expenses in connection with the distribution of the securities registered hereby, all of which will be paid by the Company, is as follows:

    Registration fee.........................................................  $  91,208
    Blue Sky fees and expenses...............................................     15,000
    Printing and engraving expenses..........................................    200,000
    Legal fees and expenses..................................................    250,000
    Accounting fees and expenses.............................................     60,000
    Miscellaneous fees and expenses..........................................     83,792
                                                                               ---------
           Total.............................................................  $ 700,000
                                                                               =========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law ("DGCL"), inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

     Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. The Company maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

     Article VI of the Bylaws of the Company provides for indemnification of the directors and officers of the Company to the full extent permitted by law, as now in effect or later amended. In addition, the Bylaws provide for indemnification against expenses incurred by a director or officer to be paid by the Company at reasonable intervals in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall be ultimately determined that he is not entitled to be indemnified by the Company. The Bylaws further provide for a contractual cause of action on the part of directors and officers of the Company for indemnification claims which have not been paid by the Company.

     The Company also has provided liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Company.

     Article VIII of the Company's Restated Certificate of Incorporation limits under certain circumstances the liability of the Company's directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

        1.1       -- Form of U.S. Underwriting Agreement.
        1.2       -- Form of International Underwriting Agreement.
        3.1       -- Restated Certificate of Incorporation of Union Texas Petroleum Holdings,
                     Inc. (Filed under the identical exhibit number in Post-Effective
                     Amendment No. 1 to the Company's Registration Statement No. 33-12800 and
                     incorporated herein by reference).
        3.2       -- Bylaws of the Company, as amended (Filed as Exhibit 3.2 to the Company's
                     10-Q for quarter ending June 30, 1994 (Commission File No. 1-9019) and incorporated herein by reference).
        5.1       -- Opinion of legal counsel regarding legality of securities being registered.
       10.1       -- Amended and Restated Registration Rights Agreement, dated September 30,
                     1987, among the Company and Certain Holders of Certain Securities of the
                     Company (Filed as Exhibit 10.117 to Post-Effective Amendment No. 1 to
                     the Company's Registration Statement No. 33-12800 and incorporated herein by reference).
       10.2       -- Consulting Agreement, dated as of November 18, 1992, between the Company and the KKR Partnerships (Filed as Exhibit 10.81 to the Company's Form
                     10-K for the year ended December 31, 1992 (Commission File No. 1-9019), and incorporated herein by reference).
       23.1       -- Consent of Price Waterhouse LLP.
       23.2       -- Consent of legal counsel included in Exhibit 5.1.
       24.1       -- Power of Attorney included in Part II of the Registration Statement.

ITEM 17. UNDERTAKINGS

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED IN THE CITY OF HOUSTON, STATE OF TEXAS, ON APRIL 20, 1995.

                                          UNION TEXAS PETROLEUM HOLDINGS, INC.

                                          By:          A. CLARK JOHNSON
                                                      A. Clark Johnson
                                              Chairman of the Board and Chief
                                                      Executive Officer

                               POWER OF ATTORNEY

     We, the undersigned, directors and officers of Union Texas Petroleum Holdings, Inc. (the "Company"), do hereby severally constitute and appoint A. Clark Johnson, Newton W. Wilson, III and Larry D. Kalmbach and each or any of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, or his substitution or substitutes, may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

                  SIGNATURE                               TITLE                     DATE
- ---------------------------------------------  ----------------------------    ---------------
           /s/  A. CLARK JOHNSON               Chairman of the Board and
             (A. Clark Johnson)                  Chief Executive Officer
                                                 (Principal Executive
                                                 Officer)                       April 20, 1995

           /s/  LARRY D. KALMBACH              Vice President and Chief
             (Larry D. Kalmbach)                 Financial Officer
                                                 (Principal Financial
                                                 Officer)                       April 20, 1995

        /s/  DONALD M. McMULLAN                Vice President and
            (Donald M. McMullan)                 Controller
                                                 (Principal Accounting
                                                 Officer)                       April 20, 1995

         -------------------------             Director
               (Glenn A. Cox)                                                           , 1995

             /s/  SAUL A. FOX                  Director
                (Saul A. Fox)                                                   April 20, 1995

           /s/  EDWARD A. GILHULY              Director
              (Edward A. Gilhuly)                                               April 20, 1995

         /s/  JAMES H. GREENE, JR.             Director
           (James H. Greene, Jr.)                                               April 20, 1995

          /s/  HENRY R. KRAVIS                 Director
              (Henry R. Kravis)                                                 April 20, 1995

          /s/  MICHAEL W. MICHELSON            Director
               (Michael W. Michelson)                                           April 20, 1995

         -------------------------             Director
             (Stanley P. Porter)                                                        , 1995

         /s/  GEORGE R. ROBERTS                Director
             (George R. Roberts)                                                April 20, 1995

         -------------------------             Director
             (Richard R. Shinn)                                                         , 1995

         -------------------------             Director
              (Sellers Stough)                                                          , 1995

                               INDEX TO EXHIBITS

        1.1       -- Form of U.S. Underwriting Agreement.
        1.2       -- Form of International Underwriting Agreement.
        3.1       -- Restated Certificate of Incorporation of Union Texas Petroleum Holdings,
                     Inc. (Filed under the identical exhibit number in Post-Effective
                     Amendment No. 1 to the Company's Registration Statement No. 33-12800 and
                     incorporated herein by reference).
        3.2       -- Bylaws of the Company, as amended (Filed as Exhibit 3.2 to the Company's
                     10-Q for quarter ending June 30, 1994 (Commission File No. 1-9019) and incorporated herein by reference).
        5.1       -- Opinion of legal counsel regarding legality of securities being registered.
       10.1       -- Amended and Restated Registration Rights Agreement, dated September 30,
                     1987, among the Company and Certain Holders of Certain Securities of the
                     Company (Filed as Exhibit 10.117 to Post-Effective Amendment No. 1 to
                     the Company's Registration Statement No. 33-12800 and incorporated herein by reference).
       10.2       -- Consulting Agreement, dated as of November 18, 1992, between the Company and the KKR Partnerships (Filed as Exhibit 10.81 to the Company's Form
                     10-K for the year ended December 31, 1992 (Commission File No. 1-9019), and incorporated herein by reference).
       23.1       -- Consent of Price Waterhouse LLP.
       23.2       -- Consent of legal counsel included in Exhibit 5.1.
       24.1       -- Power of Attorney included in Part II of the Registration Statement.